Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

May 3, 2021

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that, as of the date hereof, the Board of Directors of Grupo Financiero Galicia S.A. (the “Company”), in accordance with the authorizations provided pursuant to the Ordinary and Extraordinary Shareholders’ Meeting of the Company held on April 27, 2021, has decided to authorize the Company to make available to its shareholders, from May 10, 2021, a cash dividend in the amount of Ps. 1,500,000,000.00.

Please note that the requisite notice in respect of the dividend indicated above will be furnished by the Company on a timely basis in accordance with applicable regulations in place.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com